UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 26, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Abercrombie & Fitch Co.

File No. 001-12107 -- CF# 31570
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   Abercrombie & Fitch Co. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 5, 2014.

   Based on representations by Abercrombie & Fitch Co. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through January 31, 2020
Exhibit 10.4	through January 31, 2020
Exhibit 10.7	through January 31, 2020
Exhibit 10.8	through January 31, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary